

February 9, 2011

John R. Signorello
Chairman and CEO
IceWEB, Inc.
22900 Shaw Road, Suite 111
Sterling, VA 20166

> **Re:** **IceWEB, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 27, 2011**
> **File No. 333-167501**
>
> **Form 10-K/A for the Fiscal Year Ended September 30, 2010**
> **Filed January 28, 2011**
> **File No. 000-27865**

Dear Mr. Signorello:

We have reviewed your amended filings and response letter and have the following comments. All references to prior comments refer to our comment letter dated January 24, 2011.

Executive Compensation

Summary Compensation Table, page 34

1. We note your response indicating that Messrs. Gill and McNamee are not named executive officers. Please tell us how you determined that these persons are not named executive officers within the meaning of that term as provided in Rule 405 of Regulation C. In your response, please specifically discuss the positions each of these persons holds within the company and tell us how you determined that these positions fall outside of the Rule 405 definition. Alternatively, revise your disclosure to include the required disclosure. In this regard, please note that Item 402(m)(2)(ii) of Regulation S-K requires disclosure in the summary compensation table for your two most highly compensated executive officers other than the principal executive officer.

Exhibits

2. Please refer to Exhibit 5.1. We note that counsel for the company has opined that "the Registerable Shares, when issued in accordance with their terms and upon receipt by the Company of the agreed upon consideration therefore, will be legally issued, fully paid and non-assessable." However, since 18,019,388 of the shares covered by the registration statement are presently issued and outstanding, it appears

that the opinion should be revised to opine separately as to the presently issued and outstanding shares on the one hand, and the remaining shares issuable upon exercise of warrants on the other. Please provide a revised opinion or advise.

Form 10-K/A for the Fiscal Year Ended September 30, 2010

Consolidated Statements of Operations, page 27

3.   We note your response to prior comment 6 and the revised presentation where you allocated a portion of interest expense to discontinued operations. However, we also note that you have not included the remaining amount of other income (expenses) within loss from continuing operations. Please revise accordingly including the per share amounts.

Exhibits

4.   Please revise to provide a consent from your independent registered public accounting firm. Please refer to Item 601(b)(23) of Regulation S-K.

        Please contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        Maryse Mills-Apenteng
                                        Special Counsel